Exhibit 21

SUBSIDIARIES

Better Blocks International Limited, or BBI, a New Zealand corporation

Ermis Labs, Inc., a Nevada corporation

ICTV Holdings, Inc., a Nevada corporation

Radiancy (HK) Limited, a private limited company limited by shares, incorporated under the laws of Hong Kong

LK Technology Importaçăo E Exportaçăo LTDA, a private Sociedade limitada formed under the laws of Brazil.